Exhibit 99.2

WRITTEN CONSENT OF
THE UNITHOLDERS OF
ALON USA PARTNERS, LP
Please return this consent no later than 5:00 p.m. (prevailing Eastern Time) on December 12, 2017, which is the final date that the Board of Directors of the general partner of Alon USA Partners, LP (“ALDW”) has set for receipt of written consents. Your units will be tabulated and voted on the proposal as you indicate below. Any written consent returned without indicating a decision on the proposal will be voted to APPROVE the proposal.
The undersigned, being a holder of record of common units representing limited partner interests in ALDW (“ALDW Common Units”), on [•], hereby consents, by written consent without a meeting, to the actions as set forth below with respect to all of the ALDW Common Units that the undersigned holds of record.

The undersigned acknowledges receipt of the consent statement/prospectus, which is part of the registration statement on Form S-4 (No. 333-[•]) of Delek US Holdings, Inc., a Delaware corporation (“Delek”), and which more fully describes the proposal below.

Approval of the merger of Sugarland Mergeco, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Delek (“Merger Sub”), with and into ALDW, with ALDW continuing as the surviving entity (the “Merger”), and adoption and approval of the Agreement and Plan of Merger, dated as of November 8, 2017, as such agreement may be amended from time to time, by and among Delek, Merger Sub, ALDW and Alon USA Partners GP, LLC, and the transactions contemplated thereby.

APPROVE ☐	DISAPPROVE ☐	ABSTAIN ☐

IF AN INDIVIDUAL:	IF AN ENTITY:

(please print or type complete name of entity)

By:	By:
(duly authorized signature)	(duly authorized signature)

Name:	Name:
(please print or type full name)	(please print or type full name)

Title:	Title:
(please print or type full title)	(please print or type full title)

Date: , 2017	Date: , 2017